Exhibit 21.1

Subsidiaries of the Registrant

Subsidiaries	Place of Incorporation
Pop Culture (HK) Holding Limited	Hong Kong
Heliheng Culture Co., Ltd.	PRC

Variable Interest Entity	Place of Incorporation
Xiamen Pop Culture Co., Ltd.	PRC

Subsidiaries of Variable Interest Entity	Place of Incorporation
Shanghai Pudu Culture Communication Co., Ltd.	PRC
Xiamen Pop Network Technology Co., Ltd.	PRC
Zhongjing Pop (Guangzhou) Culture Media Co., Ltd.	PRC
Shenzhen Pop Culture Co., Ltd.	PRC